UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2011

Commission File Number 001-34609

CHINA HYDROELECTRIC CORPORATION
(Exact name of registrant as specified in its charter)

Bldg A #2105, Ping’An International Financial Cneter, No.3 Xinyuan South Road, Chao Yang District, Beijing, People’s Republic of China 100027 Tel: (86-10) 6492-8483

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
☒ Form 20-F	☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐ Yes	☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
N/A

CHINA HYDROELECTRIC CORPORATION
FORM 6-K

TABLE OF CONTENTS

Signature

Exhibit 4.1	Amended and Restated Warrant to Purchase the Company’s Ordinary Shares by Vicis Capital Master Fund

Exhibit 10.1	Warrant Exercise Agreement dated August 19, 2011 between China Hydroelectric Corporation and Vicis Capital Master Fund

Exhibit 99.1	Press release dated August 19, 2011

Signatures

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA HYDROELECTRIC CORPORATION

	By:	/s/ John D. Kuhns

John D. Kuhns, Chairman and Chief Executive Officer

Date: August 19, 2011